EXHIBIT 99.1

AMARC AND FREEPORT CONTINUE TO EXPAND HIGH GRADE AuRORA COPPER-GOLD-SILVER DEPOSIT

Deposit Remains Open to Further Expansion

November 3, 2025. Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce further assay results from the 2025 drilling program which was primarily designed to expand the AuRORA Deposit hosted within the 630 km2 JOY District. Drilling at Aurora in 2024 discovered high grade near surface copper-gold-silver (“Cu-Au-Ag”) mineralization with exceptional vertical and lateral continuity (see Amarc releases January 17 and 20 and February 28). Amarc believes the discovery of AuRORA is potentially key to the emergence of a world-class porphyry Cu-Au district in the Toodoggone.

Twenty-four drill holes (9,687 m) were completed at the AuRORA Deposit in 2025: 23 of these are expansion step-out holes drilled over an area of 1 km by 1 km (see Amarc release October 22, 2025). Assay results from six drill holes completed on Sections 8000N and 8100N announced today have successfully expanded AuRORA +200 m to the north (see Figures 1 to 3, and Tables 1 and 2). The deposit remains open to further expansion to the north, east and west of Section 8000N and 8100N, with assay data pending from additional 2025 drill holes located further to the north. This northern extension to the deposit is in addition to partial assay results from AuRORA hole JP25098 announced in September that expand the deposit approximately 300 m to the southeast. Host rocks, alteration and mineralization remain consistent with that encountered in the 2024 AuRORA discovery drill holes.

All 2025 AuRORA drillholes are shown in Figure 1. Assay results are now being received from the total 35 holes drilled in 2025 across the JOY District. Results are planned to be released in regular batches going forward.

Highlights from AuRORA Deposit Discovery Drill Holes on Sections 8000N and 8100N Include:

•	126 m of 0.97 g/t Au, 0.32% Cu and 4.8 g/t Ag including 61 m of 1.24 g/t Au, 0.47% Cu and 7.8 g/t Ag
•	231 m of 0.83 g/t Au, 0.22% Cu and 2.3 g/t Ag including 141 m of 1.11 g/t Au, 0.31% Cu and 3.0 g/t Ag
•	154 m of 0.79 g/t Au, 0.27% Cu and 4.1 g/t Ag including 60 m of 1.58 g/t Au, 0.45% Cu and 6.7 g/t Ag
•	75 m of 0.71 g/t Au, 0.27% Cu and 2.4 g/t Ag
•	200 m of 0.70 g/t Au, 0.24% Cu and 1.8 g/t Ag including 143 m of 0.86 g/t Au, 0.28% Cu and 2.0 g/t Ag
•	204 m of 0.74 g/t Au, 0.28% Cu and 3.9 g/t Ag* including 51 m of 1.51 g/t Au, 0.53% Cu and 6.5 g/t Ag

*2024 results previously released February 28, 2025

“The AuRORA porphyry copper-gold-silver deposit discovery is a game changer for Amarc, the Toodoggone District and British Columbia,” said Dr. Diane Nicolson, President and CEO. “Not only are the previously announced near surface high grade results some of the highest porphyry grades ever intercepted in the Province, they have been encountered in younger volcanic rocks than those hosting the Kemess porphyry deposits on the property immediately south of JOY, indicating that these younger volcanics are highly prospective and, as such, notably increase the exploration potential across the JOY District. So Amarc-Freeport may also be rewriting the exploration play book in the Toodoggone.”

Dr. Nicolson added, “Information released to date from the 2025 AuRORA drilling program shows the potential for significant and on-going deposit expansion, and these porphyry grades remain among the highest encountered in British Columbia. As drilling continues to step out at the AuRORA Deposit, its discovery is key to unlocking the potential of the JOY District and, with the TWINS and Canyon Discoveries, PINE and Brenda historical deposits and new high potential deposit targets.  There is clearly a lot more to come.”

Table 1: AuRORA Porphyry Cu-Au-Ag Deposit Expansion Drilling Sections 8000N and 8100N

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)
8000N	JP24083[4]		74.00	278.00	204.00	0.74	0.28	3.9
		Incl.	157.35	208.20	50.85	1.51	0.53	6.5
	JP25086		60.00	135.00	75.00[5]	0.71	0.27	2.4
		Incl.	66.00	135.00	69.00	0.76	0.28	2.6
		and	66.00	99.00	33.00	1.11	0.41	3.0
			266.00	284.80	18.80	0.54	0.30	4.8
			297.00	326.00	29.00	0.11	0.13	2.3
	JP25095		308.00	375.00	67.00	0.18	0.13	2.8
		Incl.	329.00	375.00	46.00	0.20	0.15	3.4
			410.80	430.00	19.20	0.10	0.18	2.6
	JP25100		101.00	301.40	200.40[6]	0.70	0.24	1.8
		Incl.	101.00	150.50	49.50	0.38	0.17	1.5
		Incl.	158.80	301.40	142.60	0.86	0.28	2.0
		and	202.00	235.00	33.00	0.84	0.33	2.4
		and	253.00	301.40	48.40	1.45	0.33	2.1
8100N	JP25089		36.00	70.30	34.30	0.25	0.10	6.3
			225.00	351.00	126.00	0.97	0.32	4.8
		Incl.	225.00	286.00	61.00	1.24	0.47	7.8
	JP25091		132.00	363.00	231.00	0.83	0.22	2.3
		Incl.	150.00	291.00	141.00	1.11	0.31	3.0
		and	192.00	282.00	90.00	1.42	0.36	3.4
	JP25094		186.00	339.60	153.60	0.79	0.27	4.1
		Incl.	222.00	327.00	105.00	1.08	0.35	5.2
		and	264.00	324.00	60.00	1.58	0.45	6.7

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.	Drill hole JP24083 previously released on February 28, 2025.
5.	Drill hole JP25086 interval 90-93 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
6.	Drill hole JP25100 intervals 135.8-136.4 m, 142.4-146 m, 148-149.2 m, 150.5-152.1 m comprised broken ground, no core was recovered, and they were therefore averaged at zero grade.

Figure 1: AuRORA Deposit Discovery High Grade Near Surface, Exceptional Continuity, Deposit Continues to be Open to Expansion

Figure 2: AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization (Section 8000N)

Figure 3: AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization (Section 8100N)

Drilling at JOY started this season on June 26 and was mainly focused on expanding the AuRORA Deposit. A total of 15,349 m of core drilling was completed in 35 drillholes across the JOY District with up to four drill rigs (total of 127 Amarc holes to date for 54,493 m drilled since 2017). 2025 drilling at AuRORA consists of 23 deposit step-out expansion holes and a single infill hole. Total AuRORA drilling in 2024-2025 is 17,554 m in 44 drill holes extending over an area of approximately 1 km by 1 km.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together, this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the DUKE and IKE Districts.

The CAD $16+ million JOY exploration program expenditures in 2025 are being 100% funded by Freeport. As previously announced (Amarc May 29, 2025 and September 4, 2025 releases), Freeport completed Stage 1 requirements under the May 2021 JOY agreement, earning a 60% interest by spending CAD $35 million, and has elected to proceed to Stage 2 to earn a further 10% interest by spending an additional CAD $75 million within 5 years at a rate of no less than CAD $10 million per year. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company with shares are currently owned by Freeport (60%) and Amarc (40%), has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled HQ (63.5mm) and NQ (47.6mm) size core in 2025 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the JOY AuRORA drilling were sent to ALS Canada Ltd., Kamloops, Canada, for preparation and to North Vancouver, Canada for analysis. Both facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and 1,000 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, for Cu by single element four-acid digestion ICP-AES, for oxidized Cu by quick sulphuric acid / ferric sulphate leach AAS, for soluble Cu by sulphuric acid leach AAS, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, duplicate sets (half core, coarse reject, and pulp split) one in 20 regular samples and one coarse blank in 20 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Table 2: 2025 Drill Hole Information

Drill Hole	Easting	Northing	Elevation	Azim (°)	Dip (°)	EOH (m)
JP25086	622911	6348000	1395	90	-61	345
JP25089	622791	6348097	1370	91	-66	378
JP25091	622785	6348098	1369	271	-61	390
JP25094	622912	6348092	1417	94	-65	367.5
JP25095	623053	6348025	1465	90	-60	460.7
JP25100	622565	6347998	1374	270	-70	301.4

Note: Collar location is in UTM NAD83, Zone 9N coordinates

Figure 1: AuRORA Deposit Discovery High Grade Near Surface, Exceptional Continuity, Deposit Continues to be Open to Expansion

AuRORA Discovery
Drill Hole Plan
OPEN
OPEN
OPEN
OPEN
20 mV/V
14 mV/V
14 mV/V
B
B'
A
A'
8100N
8000N
91
89
94
95
100
85
83
86
77
63
72
75
68
69
73
74
82
59
57
79
76
80
71
81
98
84
61
55
Legend
Au Mineralization
Cu Mineralization
2024 Drill Hole
Assays Released
2025 Drill Hole
Assays Pending
A - A'
Cross Section
IP Chargeability
20 mV/V
Au g/t
0.25
Cu %
0.15
Total Magnetic
Intensity (nT)
LOW
HIGH
N
300 Metres

Figure 2: AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization (Section 8000N)

Figure 3: AuRORA Deposit Discovery 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization (Section 8100N)